Exhibit 99.1



Date: March 2, 2012
Contact: Steve Wells, Los Alamos National Bank President, 505-662-5171

For Immediate Release

Trinity Capital Corporation
Announces Fourth Quarter and Year 2011 Earnings

LOS ALAMOS, N.M., March 2, 2012 — Trinity Capital Corporation ("Trinity"), the holding company for Los Alamos National Bank ("LANB") and Title Guaranty & Insurance Company, announced preliminary unaudited earnings for the fourth quarter of 2011 and the year ended December 31, 2011.

Trinity had preliminary unaudited net income of $7.089 million in 2011, an increase of $5.406 million (321.2%) over the $1.683 million earned in 2010.

	Year Ended December 31,		Difference, $	Difference, %
	2011	**2010**		
	(Dollars in thousands, except per share amounts)			
Interest income	$ 67,381	$ 72,497	$ (5,116)	(7.1)%
Interest expense	12,506	17,815	(5,309)	(29.8)
Net interest income	54,875	54,682	193	0.4
Provision for loan losses	8,245	20,258	(12,013)	(59.3)
Net interest income after provision for loan losses	46,630	34,424	12,206	35.5
Non-interest income	15,903	16,125	(222)	(1.4)
Non-interest expense	52,446	48,606	3,840	7.9
Income before income taxes	10,087	1,943	8,144	419.1
Income taxes	2,998	260	2,738	1,053.1
Net income	$ 7,089	$ 1,683	$ 5,406	321.2%
Dividends on preferred shares	2,142	2,127	15	0.7
Net income (loss) available to common shareholders	$ 4,947	$ (444)	$ 5,391	1,214.2%
Diluted earnings (loss) per common share	$ 0.77	$ (0.07)	$ 0.84	1,200.0%

Unaudited net income available to common shareholders for 2011 totaled $4.947 million or $0.77 diluted earnings per share, compared to a loss available to common shareholders of $(444) thousand or $(0.07) diluted loss per common share for the same period in 2010, an increase of $5.391 million in net income available to common shareholders and an increase of $0.84 in diluted earnings per common share. This increase in net income available to common shareholders was primarily due to a decrease in provision for loan losses of $12.013 million, which was partially offset by an increase in non-interest expense of $3.840 million. The provision for loan losses decreased pursuant to management's loan loss reserve analysis, reflecting an improvement in expected losses in the bank's loan portfolio. The increase in non-interest expense was primarily due to an increase in the temporary impairment of mortgage servicing rights due to a continued drop in interest rates to historic lows. There was also an increase in salaries and employee benefits, mainly due to increases in staff associated with the opening of the Albuquerque location for the Bank, as well as normal salary increases. Finally, expenses associated with interest rate lock commitments also increased due to the changing interest rate environment.

	Three Months Ended December 31,		Difference, $	Difference, %
	2011	2010		
	(Dollars in thousands, except per share amounts)			
Interest income	$ 16,926	$ 17,270	$ (344)	(2.0)%
Interest expense	2,854	3,819	(965)	(25.3)
Net interest income	14,072	13,451	621	4.6
Provision for loan losses	3,366	4,400	(1,034)	(23.5)
Net interest income after provision for loan losses	10,706	9,051	1,655	18.3
Non-interest income	4,480	5,277	(797)	(15.1)
Non-interest expense	12,835	11,736	1,099	9.4
Income before income taxes	2,351	2,592	(241)	(9.3)
Income taxes	(167)	201	(368)	(183.1)
Net income	$ 2,518	$ 2,391	$ 127	5.3%
Dividends on preferred shares	529	538	(9)	(1.7)
Net income available to common shareholders	$ 1,989	$ 1,853	$ 136	7.3%
Diluted earnings per common share	$ 0.31	$ 0.29	$ 0.02	6.9%

Trinity's unaudited net income available to common shareholders for the fourth quarter of 2011 totaled $1.989 million or $0.31 diluted earnings per common share, compared to $1.853 million or $0.29 diluted earnings per common share for the same period in 2010, an increase of $136 thousand in net income available to common shareholders and an increase of $0.02 in diluted earnings per common share. This increase in net income available to common shareholders was primarily due to a decrease in the provision for loan losses of $1.034 million and an increase in net interest income of $621 thousand. Partially offsetting these items was an increase in non-interest expense of $1.099 million and a decrease in non-interest income of $797 thousand. The provision for loan losses decreased pursuant to management's loan loss reserve analysis, reflecting an improvement in expected losses in the Bank's loan portfolio. Net interest income increased as the interest expense on the interest-bearing liabilities of the Bank decreased in 2011. Partially offsetting this was a decline in interest income on interest-earning assets of the Bank. Both declines were due to a continued drop in the interest rate environment. Non-interest expense increased primarily due to an increase in the temporary impairment of mortgage servicing rights due to a continued drop in interest rates to historic lows. Non-interest income declined primarily due to a drop in the gain on the sale of loans, due to a lower volume of loans sold in the fourth quarter of 2011 compared to the fourth quarter of 2010. Income tax expenses decreased $368 thousand, even with the decline in pre-tax income, , primarily due to purchased tax credits in 2011 which lowered the Company's current tax liability.

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Trinity is a bank holding company with $1.523 billion in total assets and has 331 employees. LANB is currently in its 49th year of operation, and offers financial services at its main office in Los Alamos, an office in White Rock, three offices in Santa Fe and two offices in Albuquerque. LANB also operates a network of 30 automatic teller machines throughout northern New Mexico. Title Guaranty & Insurance Company offers title services from its offices in Los Alamos and Santa Fe.

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This document contains, and future oral and written statements of Trinity and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Trinity. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Trinity's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and Trinity undertakes no obligation to update any statement in light of new information or future events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Trinity and its business, including additional factors that could materially affect Trinity's financial results, is included in Trinity's filings with the Securities and Exchange Commission.